

2-1250 Waverley Street
Winnipeg, Manitoba, Canada R3T 6C6
Phone: 204-487-7412
Fax: 204-488-9823

MEDICURE Q2 RESULTS AND CONFERENCE CALL DATES

WINNIPEG, CANADA – (August 5, 2015) Medicure Inc. ("**Medicure**" or the "**Company**") (TSXV:MPH, OTC:MCUJF) a specialty pharmaceutical company, today announced that it will release financial results for the second quarter after market close on Tuesday August 11, 2015. Medicure will hold a conference call regarding the results on Wednesday August 12, 2015 at 8:00 am, Central Time. (9:00 am, Eastern Time)

Conference Call Info:

Topic: Medicure's Q2 Results Call
Date: Wednesday, August 12, 2015
Time: 8:00 am, Central Time (9:00 am, Eastern Time)
Canada Toll Free: 1 (866) 215-5508
U.S. Toll Free: 1 (877) 691-2551
Passcode: 40433233

You may request country specific international access info by emailing us in advance at info@medicure.com.

Management will accept and answer questions related to the financial results and its operations during the Q&A period at the end of the conference call. A recording of the call will be available following the event at www.medicure.com.

About Medicure Inc.

Medicure is a specialty pharmaceutical company focused on the development and commercialization of therapeutics for the U.S. hospital market. The primary focus of the Company and its subsidiaries is the marketing and distribution of AGGRASTAT (tirofiban HCl) for non-ST elevation acute coronary syndrome in the United States, where it is sold through the Company's U.S. subsidiary, Medicure Pharma, Inc. For more information on Medicure please visit www.medicure.com.

For more information, please contact:

Dawson Reimer
President & COO
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.